EXHIBIT 16


June 20, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the year ended March 31, 2001 or any subsequent interim period preceding the dismissal. This individual is no longer with Arthur Andersen LLP. We have read the first six paragraphs of Item 4 included in the Form 8-K dated June 6, 2002 of Allou Health & Beauty Care, Inc. to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.


Very truly yours,

/s/ Arthur Andersen LLP

Arthur Andersen LLP


Copy to:
Mr. David Shamilzadeh
President, Principal Financial Officer and Principal Accounting Officer Allou Health & Beauty Care, Inc.